SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of December, 2003.

List of Exhibits:

1.	Press release regarding : Placing and Open Offer of 14,599,444 new Ordinary Shares at 50p per share.

Placing and Open Offer of 14,559,444 new Ordinary Shares at 50p per share

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that the Company proposes to raise approximately £6.6 million (net of expenses) by way of a Placing and Open Offer of 14,559,444 new Ordinary Shares. The Placing and Open Offer is underwritten by Collins Stewart.

Highlights

raising £7.3 million before expenses

the proceeds will be used to create a cGMP film production capability in March, Cambridgeshire the Open Offer, qualifying ordinary shareholders may subscribe for Offer Shares at 50p per share pro rata to their shareholdings on the basis of 1 Offer Share for every 6 ordinary shares held underwritten by Collins Stewart.

Commenting on the Placing and Open Offer, Graham Hind, Chief Executive of BioProgress plc, said:

“Since our flotation on AIM earlier this year the business has progressed well and we continue to focus on the development of our technologies and their delivery into the market place. A requirement of our proposed alliance with FMC is that a pharmaceutical standard (cGMP) production source of the BioProgress proprietary films is established. The establishment of a BioProgress film facility would offer a number of advantages in addition to meeting our obligations under the proposed FMC strategic alliance.

“It also means that we will have successfully dealt with our two main strategic requirements, namely to appoint a high quality global pharmaceutical machine manufacturer and to provide sources of pharmaceutical standard film on both sides of the Atlantic. As a result, we view the outlook for the current and forthcoming financial years with confidence.”

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS

Dated: December 4, 2003	Elizabeth Edwards
Chief Financial Officer